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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5 )*
                                             ---

                         Physicians Resource Group, Inc.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                    71941S101
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                                 (CUSIP Number)


                                David Meyer, M.D.
                            825 Ridge Lake Boulevard
                            Memphis, Tennessee 38120
                                 (901) 767-5392
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                October 26, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         The Schedule 13D filed by David Meyer, M.D. with the Securities and Exchange Commission, as amended by Amendments No. 1, No. 2, No. 3 and No. 4, is further amended as set forth below:



SEC 1746 (9-88) 1 of 2

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ITEM 4:  PURPOSE OF TRANSACTION

         The Company announced on October 26, 1998, that it was terminating the letter of intent between the Company and Dr. Meyer dated July 25, 1998 (as more fully described in Amendment No. 4 to this Schedule 13D).

         The Company announced on October 30, 1998 that five new directors have been elected to the Board. The new directors are Dr. Meyer, Chairman, Ralph G. Berkeley, M.D., David D. Dulaney, M.D., Robert H. Osher, M.D. and John R. Shepherd, M.D. Immediately following the election of the new Board members, Richard A. Gilleland, Alan C. Baum, M.D., Ronald L.Stanfa and Lucius E. Burch, III, resigned as directors. Mr. Gilleland, Dr. Baum, Mr. Stanfa and Mr. Burch previously comprised the entire Board of Directors.

         The newly constituted Board of Directors intends to elect Lucius E. Burch, III, as a member of the new Board. Mr. Burch has agreed to serve upon his election.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information in the first sentence of Item 4 of this Amendment No. 5 to the Schedule 13D is incorporated into this Item 6 by reference.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 2, 1998                            /s/  David Meyer, M.D.
                                            ----------------------------------
                                                 David Meyer, M.D.